AB 3/17

pls 3/4

11017469

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
[redacted]

8-66444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conning Investment Products, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza
(No. and Street)

Hartford	CT	06103-2627
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Forella — 860-299-2167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/17

OATH OR AFFIRMATION

I, Glenn Heiser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conning Investment Products, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Administrative Officer

Title

Notary Public Jennifer L. Cavaliere
My commission expires: May 31, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Auditors

To the Board of Directors of Conning Investment Products, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, shareholder's equity, and cash flows present fairly, in all material respects, the financial position of Conning Investment Products, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

CONNING INVESTMENT PRODUCTS, INC.
BALANCE SHEETS
AT DECEMBER 31, 2010 AND 2009

ASSETS	2010	2009
Cash and cash equivalents	$ 4,054,385	$ 2,452,197
Accounts receivable	916,067	2,584,276
Deferred income taxes	8,200	252,091
Other assets	99	99
Total assets	$ 4,978,751	$ 5,288,663
LIABILITIES AND SHAREHOLDER'S EQUITY		
Due to affiliates	$ 476,149	$ 535,273
Income taxes payable	324,357	1,022,880
Other liabilities and accrued expenses	30,167	331,013
Total liabilities	830,673	1,889,166
Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding	10	10
Additional paid in capital	5,012,151	4,935,049
Accumulated deficit	(864,083)	(1,535,562)
Total shareholder's equity	4,148,078	3,399,497
Total liabilities and shareholder's equity	$ 4,978,751	$ 5,288,663

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES		
Sales and marketing fees	$ 1,720,607	$ 1,472,924
Subscriptions and publications	-	2,013,675
Consulting fees	-	582,328
Interest income and other revenue	27,684	82,630
Total revenues	1,748,291	4,151,557
EXPENSES		
Professional fees	406,196	757,411
Marketing and production	10,050	126,039
Occupancy and equipment	8,557	307,357
Financial data services	-	397,232
Employee compensation and benefits	-	2,212,049
Other operating expense	23,572	46,990
Total expenses	448,375	3,847,078
Income before income taxes	1,299,916	304,479
Provision for income taxes	628,437	128,241
Net income	$ 671,479	$ 176,238

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance, December 31, 2008	$ 10	$ 4,443,847	$ (1,711,800)	$ 2,732,057
Contribution from Parent (Note 10)	-	3,000,000	-	3,000,000
Return of capital to Parent (Note 10)	-	(1,500,000)	-	(1,500,000)
Tax effect on the sale of investment advisory business	-	(1,008,798)	-	(1,008,798)
Net income	-	-	176,238	176,238
Balance, December 31, 2009	$ 10	$ 4,935,049	$ (1,535,562)	$ 3,399,497
Tax effect on the ADR adjustment related to sale of investment advisory business		77,102		77,102
Net income	-	-	671,479	671,479
Balance, December 31, 2010	$ 10	$ 5,012,151	$ (864,083)	$ 4,148,078

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 671,479	$ 176,238
Changes in assets and liabilities:		
Accounts receivable	1,668,209	461,042
Receivable from affiliates	-	762,556
Deferred income taxes	243,891	(69,236)
Prepaid expenses	-	91,868
Compensation payable	-	(737,002)
Due to affiliates	(59,124)	(1,515,735)
Deferred revenue	-	(250,795)
Income tax payable	(621,421)	(578,435)
Other liabilities and accrued expenses	(300,846)	(226,072)
Net cash provided by (used in) operating activities	1,602,188	(1,885,571)
Cash flows from investing activities:		
Sale of investment advisory business	-	(940,462)
Net cash used in investing activities	-	(940,462)
Cash flows from financing activities:		
Capital contribution by the Parent	-	3,000,000
Return of capital to the Parent	-	(1,500,000)
Net cash provided by financing activities	-	1,500,000
Net increase (decrease) in cash and cash equivalents	1,602,188	(1,326,033)
Cash and cash equivalents, beginning of the year	2,452,197	3,778,230
Cash and cash equivalents, end of the year	$ 4,054,385	$ 2,452,197
Supplemental disclosures:		
Income tax payments	$ 1,083,069	$ 629,940
Income tax refunds	$ -	$ 139
Items not affecting cash:		
Current tax liability on tax gain from the sale of investment advisory business (ASC 740)	$ -	$ 1,008,798
Adjustment related to deferred tax asset on the sale of investment advisory business	$ -	$ 144,974
Adjustment related to ADR tax adjustment on the sale of investment advisory business	$ 77,102	$ -

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

NOTE 1 – ORGANIZATION

Conning Investment Products, Inc. (f.k.a. Conning Research and Consulting, Inc.) (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company serves as an introducing broker-dealer for the purpose of placing institutional investors and does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Conning & Company (the "Parent"). The Parent is a wholly-owned subsidiary of Conning Holdings, Corp. ("CHC").

CHC was formed by Aquiline Capital Partners, LLC in June 2009 to acquire the Parent as well as other affiliates of the Company. On October 9, 2009, CHC acquired 100% of the outstanding common stock of the Parent from its former owner, Swiss Re America Holding Corp.("SRAH"), as well as 100% of the outstanding stock of the Company's affiliates, Conning Asset Management (Europe) Ltd ("CAMEL") from Swiss Re ("SRZ"), and Conning Asset Management Ltd ("CAML") from Swiss Re GB Plc. The Company requested regulatory approval from FINRA for the indirect change in the ownership of the Company pursuant to NASD Rule 1017(a)4 and FINRA granted approval on July 30, 2009.

On October 12, 2009, the Company changed its name from Conning Research & Consulting, Inc. to Conning Investment Products, Inc. pursuant to the filing of a Certificate of Amendment of Certificate of Incorporation with the Office of the Delaware Secretary of State.

On October 13, 2009, the Company sold its investment advisory business to Conning, Inc. ("CINC"), formerly known as Conning Asset Management Company, which is a wholly-owned subsidiary of the Parent. The investment advisory business publishes in-depth insurance industry research covering major insurance industry trends, products, markets and business segments. The Company sold the assets and liabilities to CINC at net book value. In accordance with ASC 805, Business Combinations, transfers between entities under common control should be completed based on the carrying value (book value), thereby resulting in no recognition of gain or loss upon the sale. However, the fair value of those assets and liabilities sold were estimated to be approximately $3,000,000. Accordingly, for December 31, 2009 the Company recorded a current tax liability with a corresponding reduction in additional paid in capital of $1,008,798 in accordance with ASC 740-20-45-11(g), Income Taxes. For December 31, 2010, the Company revised the amount of gain due to the adjustment of a deferred tax item and recorded a current tax asset with a corresponding increase in additional paid in capital of $77,102.

The assets and liabilities transferred to CINC as part of the sale are as follows:

Assets		2009
Deferred income taxes	$	456,685
Receivable from SRAH		145,067
Prepaid expenses		3,363
Total assets	$	605,115
Liabilities		
Compensation and related benefits	$	781,870
Deferred revenue		763,451
Sales tax payable		256
Total liabilities	$	1,545,577
Net cash transferred	$	940,462

The associated deferred taxes related to the investment advisory business of $456,685 were transferred to CINC on October 13, 2009. At December 31, 2009, the Company recorded an adjustment to the deferred tax asset transferred of $144,974, reducing the total amount that should have been transferred to $311,711. This adjustment increased net assets and liabilities transferred to $1,085,436. The difference of $144,974 was included in due to affiliates at December 31, 2009 and was paid in 2010. For December 31, 2010, this difference was revised to $67,872 due to an adjustment related to a deferred tax item amounting to $77,102 which was included in due from affiliates and will be received in 2011.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The significant accounting policies followed by the Company are summarized below. Certain prior amounts have been reclassified to conform with current year presentation. These reclassifications have no impact on equity or net income in the prior year.

Accounting Standards Codification – The Financial Accounting Standards Board ("FASB") has established the Accounting Standards Codification (Codification" or "ASC") as the single source of authoritative accounting guidance effective for financial reporting in 2009. Therefore, the Company has used the Codification section or description when referring to GAAP.

Revenue Recognition – Sales and marketing fees are recognized as earned. Subscription and publication fees are recorded as income ratably over the subscription period, which is generally one year. Consulting fee income is recognized at the completion of the engagement.

Cash and Cash Equivalents – Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less.

The Company uses the FASB's fair value measurement and disclosure guidance (ASC 820) to account for its financial assets. This standard expands disclosures about fair value measurements and clarifies how to measure fair value by focusing on the price that would be received when selling an asset or paid to transfer a liability (exit price). Fair value is defined as the price at which an asset could be exchanged in an orderly transaction between market participants at the balance sheet date. Fair values are based on quoted market prices when available. The Company's financial assets carried at fair value have been classified based upon a hierarchy defined by ASC 820. The hierarchy gives the highest ranking to fair values determined, using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 when values are unadjusted quoted prices for identical assets and liabilities in active markets accessible at the measurement date. Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). The Company carries cash and cash equivalents of $4,054,385 and $2,452,197, at fair value at December 31, 2010 and 2009, respectively, which were all considered Level 1.

Concentration of Credit Risk – Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents held at a creditworthy financial institution. During the year, cash was in excess of the Federal Deposit Insurance Corporation insurance limit. The FDIC temporarily raised the insurance limit from $100,000 to $250,000 between October 2008 and December 31, 2013, after which it will return to $100,000. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Income Taxes – Income tax expense or benefit is based on income or loss reported in the financial statements. In accordance with FASB's income tax guidance (ASC 740), deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The future benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not. The Company records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized. As of December 31, 2010 and 2009, there is no valuation allowance recorded as the deferred income tax asset is considered more likely than not to be realized.

The Parent as well as affiliated companies were acquired on October 9, 2009 by CHC in a stock acquisition. As a result, the Company filed as part of a consolidated federal income tax return and combined state and local income tax returns with SRAH through the period ended October 9, 2009. For the period October 10, 2009 through December 31, 2009 ("stub period") and future periods, the Company is a member of a new affiliated group and files a consolidated federal income tax return and combined state and local

income tax returns with CHC. For the period ended October 9, 2009, the tax allocation agreement with SRAH provided that each member compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code. For the stub period and for future periods, a new tax allocation agreement was executed and the separate return basis has been continued.

The Company uses Accounting for Uncertainty in Income Taxes (ASC 740). ASC 740 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The impact of the provisions of ASC 740 is described in greater detail within the income taxes footnote (Note 5).

Prepaid Expenses and Other Assets – Prepaid expenses and other assets includes certain prepaid operating expenses which are amortized over their useful lives which is typically less than one year.

Compensation Payable – Compensation payable represents amounts payable to employees as a result of the Company's incentive compensation program during the normal course of operations, accrued pension amounts and post retirement benefits. Amounts are accrued in the period earned. The Company no longer has any employees as of October 13, 2009.

Use of Estimates – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 – VARIABLE INTEREST ENTITIES

The Company is a significant shareholder in two Variable Interest Entities, Clean Energy Partners, L.L.C. and Post 2012 Carbon Credit Fund (Delaware) LP, which are not consolidated because the Company is not considered to be the primary beneficiary.

Clean Energy Partners, L.L.C. (the "GP"), a Cayman Islands limited liability company, is the general partner for the European Clean Energy Fund, L.P. (the "ECEF"). The Company owns 25% and the other unaffiliated shareholder owns 75% of the GP. The Company receives management fees for its role as a 25% shareholder of the GP. The Company also received placement fees for placing investors with ECEF, and receives carbon advisory services fees for advising the GP on the monetization of carbon credits and renewable energy certificates. The Company's participation in the GP began in the

second quarter of 2006. The Company has no exposure to loss as a result of its involvement with the GP as it has not committed capital to the GP. The purpose of the Company's participation in the GP is to generate sales and marketing fees for the Company. Total net placement fees, management fees and carbon advisory services fees recognized by the Company for the years ended December 31, 2010 and 2009 were $1,718,002 and $1,469,934, respectively, and are reported as a component of sales and marketing fees.

Post 2012 Carbon Credit Fund (Delaware) LP (the "Delaware LP"), a Delaware limited partnership is the general partner for Post 2012 Carbon Credit Fund CV, a limited partnership established under the laws of the Netherlands. The Company paid $99, in the first quarter of 2008, to own 99% of the Delaware LP. The Company's Parent owns the other 1%. The Company receives no other fees as a result of its involvement with the Delaware LP, has not committed capital other than the $99 paid to the Delaware LP in 2008. The Company accounts for the Delaware LP using the equity method, however, no net income has been recorded since inception in 2008 since the Delaware LP's annual accumulative net income is less than $1,000. The Company's exposure to loss is limited to its $99 investment.

NOTE 4 – RECEIVABLES

Sales and Marketing fees receivable for the years ended December 31, 2010 and 2009 were $916,067 and $2,584,276, respectively. The balance at December 31, 2010 represents annual performance fees from Securis Fund I ("Securis") and the balance at December 31, 2009 represents annual performance fees from Securis and the remaining future placement fees due to the Company as a result of placing investors in ECEF. Based on management's assessment that all outstanding amounts are fully collectible, no allowance for doubtful accounts was recorded at December 31, 2010 and 2009, respectively.

NOTE 5 – INCOME TAXES

The provision for federal and state income taxes for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Current income tax provision:		
Federal	$ 444,201	$ 34,731
State	17,447	17,640
Deferred income tax provision:		
Federal	156,840	66,494
State	9,949	9,376
Total income tax provision	$ 628,437	$ 128,241

At December 31, 2010 and 2009, the effective tax rate of 48.34% and 42.11% was higher than the statutory federal tax rate of 35%, due to the impact of (i) state and local taxes (1.73% and 6.84%), (ii) non-deductible expenses (-0.79% and 0.27%) and (iii) adjustments related to federal net operating losses and other temporary differences (12.40% and 0.0%). The other adjustment primarily relates to the true-up of net operating losses, which were based on the 2009 filed tax return of SRAH.

The Components of the net deferred tax assets as of December 31, 2010 and 2009 are as follows:

	2010	2009
Deferred tax assets:		
Other accrued expenses	$ 10,526	$ 9,968
State net operating losses	20,785	30,701
Federal net operating losses	-	223,847
Gross deferred tax assets	$ 31,311	$ 264,516
Valuation allowance	-	-
Gross deferred tax assets	$ 31,311	$ 264,516
Deferred tax liabilities:		
Partnerships	$ (23,111)	$ (12,425)
Gross deferred tax liabilities	$ (23,111)	$ (12,425)
Net deferred tax assets	$ 8,200	$ 252,091

The Company has available federal and state net operating losses of approximately $426,370 and $1,274,076 as of December 31, 2010 and 2009, respectively. Realization of the deferred tax asset is dependent upon the continued generation of sufficient taxable income prior to expiration of loss carryforwards. Net operating losses will expire by 2029. Although realization is not assured, management believes it is more likely than not that the net carrying value of deferred tax assets will be realized.

As of December 31, 2010, the total amount of unrecognized tax benefits, including interest and penalties was zero. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months. The Internal Revenue Service began the examination of the 2005-2007 audit cycle in 2009 and it is currently in progress. For state tax purposes, the 2006-2009 tax years remain open for audit.

The Company does not anticipate any adjustments that will result in a material adverse effect on the Company's balance sheets, statement of operations, shareholder's equity, and cash flows. Therefore, no reserves for uncertain tax provisions are included in other liabilities.

NOTE 6 – EMPLOYEE PROFIT SHARING AND RETIREMENT PLAN

Defined Contribution Plan - The Company participated in the retirement savings plan sponsored by Swiss Re, the Swiss Re Group U.S. Employee's Savings Plan ("SR Savings Plan") up until October 9, 2009, when CHC acquired the Company's Parent. The SR Savings Plan is a defined contribution plan in which eligible employees of the Company may elect to participate. The SR Savings Plan provided for contributions by employees and matching contributions by the Company, subject to certain limitations. Matching contributions made in 2010 and 2009 were $0 and $55,420, respectively, and are reflected in the Company's statement of operations. The Company is no longer eligible to participate in the plan after October 9, 2009.

Employee Retirement Plan – The Company participated in the Swiss Re Group U.S. Employees' Pension Plan, a qualified, noncontributory defined benefit pension plan sponsored by SRAH up until October 9, 2009, when CHC acquired the Company's Parent. The plan covered all of the employees hired prior to July 1, 2005. The Company has no legal obligation for benefits under this plan. SRAH allocated amounts to the Company based on salary ratios as compared to all companies participating in the plan. Pension expense for the years ended December 31, 2010 and 2009 were $0 and $125,961, respectively, and are reflected in the Company's statement of operations. The Company is no longer eligible to participate in the plan after October 9, 2009.

Postretirement Benefit Plan – The Company provided certain postretirement benefits to retired employees through a plan sponsored by SRAH up until October 9, 2009, when CHC acquired the Company's Parent. The Company has no legal obligation for benefits under this plan. Substantially all employees may become eligible for these benefits after meeting age and service requirements. Life insurance benefits are based on

percentages of final salary and gradually reduce after retirement, with both maximum dollar and minimum percentage limits. Postretirement benefit expense for the years ended December 31, 2010 and 2009 were $0 and $21,638, respectively, and are reflected in the Company's statement of operations. The Company is no longer eligible to participate in the plan after October 9, 2009.

Incentive Compensation Plan – The Company had an Incentive Compensation Plan which provided for the payment of cash and Swiss Re American Depository Receipts ("ADRs") to certain employees up until October 9, 2009, when CHC acquired the Company's Parent. The amount of incentive compensation was based upon performance related criteria determined at the discretion of the Compensation Committee of the Swiss Re Board of Directors. Amounts payable in ADRs did not vest until employees completed four years of continuous service following the date of grant. The full incentive compensation award was expensed in the year it was earned. In exchange for a payment by the Company equal to the market value of the ADRs at the date of grant, SRAH provided the Company with ADRs as needed at future dates to meet the Company's obligations. The ADRs receivable from SRAH and payable to employees were both marked to market at each balance sheet date. If an employee terminated prior to the vesting date, the Company would reduce compensation expense in the year of termination. The ADR balance of $145,067 was transferred to CINC on October 13, 2009 and paid to employees in December 2009. The Company is no longer eligible to participate in the plan after October 9, 2009.

Beginning with incentive compensation payments made in March 2008, a portion of the cash payments for certain highly compensated employees were deferred into the Value Alignment Incentive Plan ("VAI") and vested over three years. These deferred payments were expensed over the three year deferral period, beginning April 1, 2008 through October 9, 2009. On October 9, 2009 as part of the sales and purchase agreement, when CHC acquired the Company's Parent, the unamortized amount became payable to employees. The amount of VAI expensed for the years ended December 31, 2010 and 2009 were $0 and $47,784, respectively, and is reflected in the Company's statement of operations.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Parent provides accounting, legal and compliance, sales and marketing, and logistics support to the Company related to the Company's operations as a registered securities broker dealer. Fees for these services for the years ended December 31, 2010 and 2009 were $356,875 and $532,563, respectively, and are reflected in the Company's statement of operations.

The premises occupied by the Company are leased by the Parent. The proportionate share of the lease costs including utilities and related property taxes are charged to the Company and reflected in the statement of operations for the current period. Expenses for the years ended December 31, 2010 and 2009 were $6,440 and $94,764, respectively.

The Company's operating expenses of $91,500 and $3,314,515 for the years ended December 31, 2010 and 2009, respectively, are funded by CINC. The Company settles the due to affiliate balances generated by these operating expense transactions monthly.

The Company provided subscription services of their library of publications to CINC until September 30, 2009, which included analysis for the life insurance industry, as well as research services. Fees for providing this service were $0 and $225,000 for the years ended December 31, 2010 and 2009, respectively, and are reflected in the Company's statement of operations.

CAML and CAMEL provided placement services to the Company by soliciting European investors to commit capital to ECEF and Securis. Fees that the Company receives from Clean Energy Partners, L.L.C. (the "GP" of ECEF) and Securis, that are associated with placements made by CAML or CAMEL are paid directly to CAML and CAMEL by the Company and are not recognized as income by the Company. In December 2010 and 2009, the Company advanced $500,000 and $1,000,000, respectively, to CAML related to performance fees from Securis, creating a $500,000 and $1,000,000 receivable from CAML for the years ended December 31, 2010 and 2009, respectively. This receivable was offset by a $916,067 and $1,327,298 payable to CAML for monthly rebates and performance fees from Securis for the years ended December 31, 2010 and 2009, respectively. Total fees paid to CAML and CAMEL in 2010 and 2009 were $1,689,167 and $2,114,813, respectively.

The Company also used the placement services of an unaffiliated Canadian entity to solicit Canadian investors to commit capital to the ECEF. The Company pays this unaffiliated entity 75% of placement fees received from the GP for placements made by them. Total fees paid to this entity for the year ended December 31, 2010 and 2009 were $178,828 and $306,546, respectively. The Company is no longer required to pay the Canadian entity as of December 31, 2010.

SRAH provided administrative services to the Company which included employee benefits and administration, pension, information services, tax, technology and other administrative support up until October 9, 2009, when CHC acquired the Company's Parent. Fees for these services for the years ended December 31, 2010 and 2009 were $0 and $571,508, respectively, and are reflected in the Company's statement of operations. These services were no longer provided after the acquisition date.

SRZ provided technology services to the Company up until October 9, 2009, when CHC acquired the Company's Parent. These services included network, workplace, web and portal, and traveling user charges. Expenses for these services for the years ended December 31, 2010 and 2009 were $0 and $44,889, respectively. These services were no longer provided after the acquisition date.

The Company used Swiss Re Capital Markets Limited ("SRCML") to facilitate the introduction of ECEF investors in Canada. The Company pays SRCML 25% of placement fees received from the GP for SRCML related services. Total fees paid to SRCML for the

years ended December 31, 2010 and 2009 were $107,762 and $113,659, respectively. The remaining amount payable to SRCML at December 31, 2010 and 2009 were $0 and $116,447, respectively. During 2010, there was an $8,685 reduction in the amount payable to SRCML due to foreign currency translation. This payable was reclassified to Other Liabilities and Accrued Expenses after CHC acquired the Company's Parent on October 9, 2009.

Swiss Re Financial Services Corporation ("SRFSC") provided carbon sub-advisory services to the Company in the area of advising the GP on the monetization of carbon credits and renewable energy. The Company was required to pay 50% of the carbon advisory services fees it receives from the GP to SRFSC as a carbon sub-advisory services fee. The portion of the Company's carbon advisory services fees paid to SRFSC are not recognized as income by the Company. The Company cancelled the carbon sub-advisory services agreement with SRFSC effective June 30, 2009. Total carbon sub-advisory services fees paid to SRFSC in 2010 and 2009 were $0 and $74,794, respectively. These services were no longer provided after the acquisition date.

Due to affiliates is comprised of the following:

	2010	2009
Due to CINC	$ 60,082	$ 130,940
Due to CAML	416,067	327,298
Due to CAMEL	-	77,035
Total due to affiliates	$ 476,149	$ 535,273

It is possible that the terms of the transactions mentioned above are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 8 – COMPENSATION PAYABLE

The Company funded the Pension payable of $211,726 and Post retirement payable of $214,005 to SRAH on October 9, 2009, when CHC acquired the Company's Parent. The ADR payable, Value Alignment Incentive, and Bonus payable were either paid to employees in 2009 or transferred to CINC for payment to employees when the investment advisory business was sold to CINC on October 13, 2009. The Company no longer has any employees and all operational, administrative and supporting functions are performed by the Parent as stated in the related parties' footnote (Note 7).

NOTE 9 – OTHER LIABILITIES AND ACCRUED EXPENSES

Other liabilities and accrued expenses is comprised of the following:

	2010	2009
Commission payable	$ -	$ 188,824
Audit fee payable	30,000	25,000
Other payable	-	117,147
Sales tax payable	167	42
Total other liabilities and accrued expenses	$ 30,167	$ 331,013

NOTE 10 – REGULATORY MATTERS

On January 23, 2009, the Company's Board of Directors approved, and the Company's Parent completed, a $3,000,000 cash capital contribution as additional paid-in capital in order to remedy a net capital deficiency. The Company reported to FINRA on January 22, 2009 this net capital deficiency that resulted from recording the remaining placement fees due as of December 31, 2008 which relates to the placement of institutional investors in ECEF. The recognition generated a large non-allowable asset (Note 4) and related liabilities owed to selling counterparties which placed the Company in a net capital deficiency. The Company remained below its net capital requirement from December 31, 2008 until January 23, 2009.

Pursuant to NASD rule 1017(a)4, the Company requested regulatory approval in 2009 from FINRA for the following:

- the indirect change in the ownership of the Company
- the change of the Company's name to Conning Investment Products, Inc.
- to return $1,500,000 of the $3,000,000 of excess capital contributed on January 23, 2009

The Company also requested approval to transfer the investment advisory business to CINC pursuant to Rule 1017(a) 3. The FINRA granted approval for all requests on July 30, 2009.

The FINRA conducted an onsite examination of the Company's broker dealer activity in June 2009. No significant findings were noted in the examination.

NOTE 11 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the rule, which requires the maintenance of a minimum net capital, as defined, of $55,378 at December 31,

2010. At December 31, 2010 the Company had net capital, as defined, of $3,142,624 which was $3,087,246 over the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately 0.26 to 1. Net capital may fluctuate on a daily basis.

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section k(2)(i).

NOTE 12 – SUBSEQUENT EVENTS

In May 2009, the FASB amended Subsequent Events - ASC 855. ASC 855, as amended, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The standard also includes new required disclosure of the date through which an entity has evaluated subsequent events.

As of February 25, 2011, the date in which the financial statements were issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2010, which require recognition or disclosure in the financial statements.

SCHEDULE I

CONNING INVESTMENT PRODUCTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2010

Total shareholder's equity		$ 4,148,078
Less non-allowable assets:		
Account Receivable	$ 916,067	
Deferred income taxes	8,200	
Prepaid expenses and other assets	99	924,366
Tentative Net Capital		3,223,712
Haircuts on Allowable Assets		81,088
Net capital		$ 3,142,624
Total aggregate indebtedness		$ 830,673
Minimum net capital requirement (6.667% of aggregate indebtedness or $5,000, which ever is greater)	$ 55,378	
Net capital in excess of requirements	3,087,246	
Net capital		$ 3,142,624
Ratio of aggregate indebtedness to net capital		0.26 to 1

There are no material differences between this computation and the corresponding computation in the amended unaudited Part II FOCUS Report as of December 31, 2010.

CONNING INVESTMENT PRODUCTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2010

The Company is exempt from the provision of Rule 15c3-3 in accordance with Section k(2)(i).

Conning Investment Products, Inc.

Financial Statements and
Supplementary Schedules pursuant to
Securities and Exchange Commission Rule 17a-5
as of December 31, 2010 and 2009
for the years then ended